Baude Group, LLC

OFFERING STATEMENT



Issuer Name	Baude Group, LLC
Doing Business As	Baude NY
Offering Amount	$50,000.00 – $124,000.00
Security Type	SAFE
Pre-Money Valuation Cap	$4,500,000
Personal Guaranty	None
Discount Rate	15%
Security Interest	None

COMPANY OVERVIEW

Baude is a fragrance company that makes clean skincare for the body. We make luxury scents accessible by putting provocative and complex fragrances into daily products.

At the heart of Baude lies an unwavering commitment to creativity, quality, and feeling good. To us, clean doesn't mean bland, safety isn't just about marketing, and beauty isn't only about what's on the outside.

Based in Brooklyn, NY — Baude drops fragrance collections every season, made from a blend of biodegradable essential oils, safe synthetics and patented mood-boosting scent tech, proven to elicit feelings of pleasure. We are for perfume heads that don't want to choose between clean bodycare and luxurious scent profiles. With Baude, you get both.

Company History

Baude started as an art-project between 3 NYC friends to maintain their sanity during the Covid lockdown in 2020. Being pent-up creatives, they started Baude as an antidote for crippling sameness and to convey their belief that creativity is an important tool for self-care.

Digital fatigue has increased our desire to literally feel like humans. We learned about the important role our nose plays in how we experience the world. That's why we're doing all this. Bodycare can be a powerful way to stay human within a societal system that constantly tells us to do more.

We've spent 3 years on R&D to create formulas that provide the ideal hydration, texture, and performance with well-tested and effective ingredients. Because we prioritize sustainability, ethics, and safety for both people + planet, our products are vegan, cruelty-free, dermatologist tested, EU compliant, and pH balanced. Plus, they're free from sulfates, parabens, phthalates, and mineral oil.

Since our launch in January 2024, we've connected with so many people, publications, and brands, who've expressed their admiration or desire to strike up a partnership because they understand and love what we're doing with the brand, which we created without an agency! This means we haven't had to compromise on our vision, creating a company that delivers high quality products in fun packaging with creativity as the throughline.

Today, we're launching our wholesale program to pick up retailers who are truly brand aligned and care about our mission — this can include lifestyle retailers in apparel, home goods, wellness, or even museum gift shops. We've already received a PO from Urban Outfitters for Q3. In addition to that, we're planning several activation opportunities for this summer to interface with our audience in fun ways like a music festival or music venue. We've spent months working on our social media strategy and conversion rate optimization (CRO) roadmap, and commission program — we ready to launch them, we just need support!

Awards:
Winner: Best in Packaging, 2024 — The Dieline
Nominee: Best Packaging, 2024 — Beacon Awards by the Beauty Independent (Unannounced)
Nominee: NB100's "What's Next in Beauty" (unannounced)

Features: Vogue, Allure, Nylon, Coveteur, and Harper's Bazaar, receiving recognition for its unique approach to fragrance.

Achievements:
- Launched Ap0cene's skincare vertical
- Wholesale partnership with FLIP app
- 35m+ organic influencer impressions
- 45m+ organic press impressions

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Nhi Ha	Stock	34%
Charlotta Hellichius	Stock	33%
Heather Rosenthal	Stock	33%

The above is the only ownership outstanding for the company. The ownership interests of a(n) NY LLC give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Charlotta Hellichus
Title: Chief Brand Officer
Biography: Charlotta leads all external communications with customers, partnerships, and press, in addition to creation and adherence to the brand and brand guidelines. Charlotta has been splitting her time working on Baude and as a Senior Strategy Director at Redscout (a branding agency) over the last 3 years. Her employer was aware of her commitment to Baude during her tenure. She is currently freelancing as a Senior Brand Builder & Growth Strategist in order to dedicate the majority of her time to Baude. Charlotta is a Strategy Director with over 10 years of experience in consumer intelligence, trend forecasting, product innovation, campaign development, and branding for fortune 500 companies and startups. Her clients include Coty, Crocs, Tripadvisor, Grubhub, Marriott, Bombas, Gotham Greens, American Eagle Outfitters, and General Mills.

Nhi (Monica) Ha
Title: CEO
Biography: Monica's responsibilities include managing legal, finance, operations, manufacturing/product, logistics, sales, and marketing. Monica has worked full time on Baude NY for the last three years, in addition to starting an Airbnb business last year in 2023 to help finance Baude. Monica has over 15 years of experience in product design and manufacturing with her most recent role as the COO (Chief Operating Officer) at Atlas Opera, a boutique brand management agency that specializes in providing design, manufacturing, sales, operations, and marketing to support to their clients in fashion, beauty and lifestyle. Clients include: Matty Matheson, Stray Rats, Spoke & Weal with collaborators that include New Balance, Sega America, and Marc Jacobs. Prior to this role, she worked for global supply chain companies managing the design and manufacturing process for brands such as Macy's, Nine West, and Bebe.

Heather Rosenthal
Title: Chief Creative Officer
Biography: Heather leads and executes on asset creation and management for all of our channels including website, emails, social media, and internal materials. Additionally, she drives marketing strategy, brand creation, and adherence to brand guidelines. Over the last three years, Heather has dedicated the majority of her time to Baude, with a minority dedicated to freelancing at Tory Burch. She started freelancing as a way to dedicate more time to Baude, while still being able to finance it. Heather is currently a freelance art director for billion-dollar global brand Tory Burch. Her previous full time role was VP of Brand Creative at Rebecca Minkoff, and has spent most of her career working in house for leading fashion brands such as

4

Opening Ceremony, Kate Spade, and J.Crew. For the last 15 years, her expertise lies in brand creative, omni-channel creative, e-commerce, email & social strategy, and creative operations.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

As a small business, competing with companies that have big marketing budgets is challenging, especially with the suppressive algorithms of today's social media platforms. To stand out in the saturated consumer goods market, we want to focus on creating experimental organic content that deeply connects with our customers.

Our future involves creative projects, new product releases, expansion into retail, and fostering a supportive, inclusive work culture. The vision is to build a brand that prioritizes community, creativity, and individual expression while continuing to innovate in the fragrance industry.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Organic marketing	$ 24,000.00
Paid Marketing	$ 30,000.00
Freelance support	$ 30,000.00
Refinancing high-interest debt	$ 40,000.00
Total	$124,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Limited Operating History

The Company has been operating only since 2023, a limited history for prospective investors to consider.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Security will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security
The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$50,000.00	$124,000
Less: Intermediary Fee*	- $4,000.00	- $8,940.00
Net Proceeds	$46,000.00	$115,060.00

* Applied at a marginal-rate based upon amount raised:
Up to $50,000 = 8.0%, $50,001 - $100,000 = 7.0%, $100,001 - $250,000 = 6.0%

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Baude NY and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Baude NY ("Security Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are [Security Type], which we refer to as "Security Agreement." The security agreement is governed by a separate document called a Security Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your investment will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Capitalized terms not otherwise defined in this SAFE will have the meanings in this Section 1.

"**Class A Units**" means the Company's Class A units of member interest as fully described in the Company Operating Agreement.

"**Conversion Units**" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

(a) with respect to a conversion pursuant to 2.1, shares of the Equity Securities issued in the Next Equity Financing (if applicable); and

(b) with respect to a conversion pursuant to Section 2.2, Class A Units.

"**Conversion Price**" means:

(a) with respect to a conversion pursuant to Section 2.1, the lesser of: (i) the product of (x) 100% <u>less</u> the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; and

(b) with respect to a conversion pursuant to Section 2.2, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

"**Corporate Transaction**" means:

(a) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the members of the Company immediately prior to such merger or consolidation continue to hold a majority of the equity interests of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's Class A units if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding equity interests of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation, to convert from a limited liability company to a corporation, or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

"**Discount**" means 15%.

"**Dissolution**" means (a) a voluntary termination of the Company's operations; (b) a general assignment for the benefit of the Company's creditors; or (c) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

"**Equity Securities**" means (a) Class A Units; (b) any securities conferring the right to purchase Class A Units; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Class A Units. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued, or sold by the Company to any director, officer, employee, consultant, or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Fully Diluted Capitalization**" means the number of issued and outstanding Class A Units of the Company, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including all outstanding vested or unvested options or warrants to purchase the Company's Class A Units. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

 "**Next Equity Financing**" means the next sale (or series of related sales) by Baude LLC of its Equity Securities following the date of issuance of this SAFE, in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of

Section 5 of the Securities Act, from which the Company receives gross proceeds of not less than

$2,000,000 (excluding, for the avoidance of doubt, the aggregate investment amount of the Pre-Seed SAFEs).

"**SAFEs**" mean any simple agreements for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's Class A Units in accordance with its terms.

 "**Securities Act**" means the Securities Act of 1933, as amended.

 "**Valuation Cap**" means $4,500,000.

Restrictions on Transfer of the Securities Being Offered

The Security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Securities without the Company's consent.
- If you want to sell your Security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Securities as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

  As a result, you should plan to hold your Security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

n/a

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding security agreement. They could also issue other classes of securities with rights superior to those of investors holding security agreement.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

The company could issue securities with rights superior to those of the security agreement.

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the security agreement.

If the company is sold, the owners of security agreement have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the security agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*

        1. *any director or officer of the issuer;*
        2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
        3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
        4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the company's current debt obligations:

Creditor	Amount	Interest Rate	Completion Date
BGH	$146,937	13.99%	10/2028
Total Balance	$146,937		

FINANCIAL INFORMATION

The financial information below has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. See Exhibit D for prior year financial statements reviewed by a public accountant.

Balance Sheet

ASSETS	2022	2023	2024*
Cash & Equivalents	60,152	158,623	122,191
Accounts Receivable	-	-	5
Fixed Assets	-	14,413	16,303
Other Assets	59	55	34,995
TOTAL ASSETS	**60,211**	**173,091**	**173,494**
LIABILITIES & EQUITY			
Accounts Payable	-	-	-
ST-Debt Payable	-	141,358	134,471
LT-Debt Payable	-	-	-
TOTAL LIABILITIES	**-**	**141,358**	**134,471**
Retained Earnings	-	(3,422)	(29,397)
Net Income	(3,422)	(25,975)	(65,412)
TOTAL OWNER'S EQUITY	**60,211**	**31,733**	**39,023**
TOTAL LIABILITIES & EQUITY	**60,211**	**173,091**	**173,494**

Income Statement

INCOME	2022	2023	2024*
Total Revenue	-	323	19,715
Cost of Goods Sold	-	3	52
GROSS PROFIT	**-**	**320**	**19,663**
Operating Expenses	4,122	26,612	85,176
NET INCOME	**(3,422)**	**(25,975)**	**(65,412)**

Statement of Cash Flows

	2022	2023	2024*
NET INCOME (LOSS)	(3,422)	(25,975)	(65,412)
CASH FLOW ACTIVITIES			
Net Cash from Operations	(3,481)	100,973	(109,134)
Net Cash from Investing	-	-	-
Net Cash from Financing	63,633	(2,502)	72,702

* - Through 06/30/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	60,211	173,091
Cash & Equivalents	60,152	158,623
Accounts Receivable	-	-
Short-Term Debt	-	141,358
Long-Term Debt	-	-
Revenue	-	323
Cost of Goods Sold	-	3
Taxes Paid	-	-
Net Income	(3,422)	(25,975)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i)   in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i) at the time of the filing of this offering statement bars the person from:
   a)   association with an entity regulated by such commission, authority, agency or officer;
   b)   engaging in the business of securities, insurance or banking;
   c)   engaging in savings association or credit union activities; or

   ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

   ii) places limitation on the activities, functions or operations of such person;

   iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
   ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

THIS SIMPLE AGREEMENT FOR FUTURE EQUITY (this "**SAFE**") is issued by BAUDE

GROUP, LLC, a Washington limited liability company in good standing with principal offices at 139 Skillman Ave #3D, Brooklyn, NY, 11211-6871 (the "**Company**"), to [NAME] (the "**Holder**") in exchange for the Holder's payment of the investment amount stated above (the "**Investment Amount**").

This SAFE is one of a series (the "**Series**") of simple agreements for future equity (collectively, the "**Pre-Seed SAFEs**") issued by the Company to investors with identical terms and on the same form as set forth in this SAFE (except that the holder, purchase price and date of issuance may differ in each SAFE).

1. Definitions

Capitalized terms not otherwise defined in this SAFE will have the meanings in this Section 1.

"**Class A Units**" means the Company's Class A units of member interest as fully described in the Company Operating Agreement.

"**Conversion Units**" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

(c) with respect to a conversion pursuant to 2.1, shares of the Equity Securities issued in the Next Equity Financing (if applicable); and

(d) with respect to a conversion pursuant to Section 2.2, Class A Units.

"**Conversion Price**" means:

(c) with respect to a conversion pursuant to Section 2.1, the lesser of: (i) the product of (x) 100% <u>less</u> the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; and

(d) with respect to a conversion pursuant to Section 2.2, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

"**Corporate Transaction**" means:

(d) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(e) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the members of the Company immediately prior to such merger or consolidation continue to hold a majority of the equity interests of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(f) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's Class A units if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding equity interests of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation, to convert from a limited liability company to a corporation, or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

"**Discount**" means 15%.

"**Dissolution**" means (a) a voluntary termination of the Company's operations; (b) a general assignment for the benefit of the Company's creditors; or (c) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

"**Equity Securities**" means (a) Class A Units; (b) any securities conferring the right to purchase Class A Units; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Class A Units. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued, or sold by the Company to any director, officer, employee, consultant, or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Fully Diluted Capitalization**" means the number of issued and outstanding Class A Units of the Company, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including all outstanding vested or unvested options or warrants to purchase the Company's Class A Units. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Next Equity Financing**" means the next sale (or series of related sales) by Baude LLC of its Equity Securities following the date of issuance of this SAFE, in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of

Section 5 of the Securities Act, from which the Company receives gross proceeds of not less than $2,000,000 (excluding, for the avoidance of doubt, the aggregate investment amount of the Pre-Seed SAFEs).

"**SAFEs**" mean any simple agreements for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's Class A Units in accordance with its terms.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Valuation Cap**" means $4,500,000.

2. Conversion.

This SAFE will be convertible into Equity Securities pursuant to the following terms.

2.1 Next Equity Financing Conversion.
This SAFE will automatically convert into Conversion Units upon the closing of the Next Equity Financing. The number of Conversion Units the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole unit of member interest) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price. At least five days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Units pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

2.2 Corporate Transaction Conversion.
In the event of a Corporate Transaction prior to the conversion of this SAFE pursuant to 2.1, at the closing of such Corporate Transaction, the Holder may elect that either: (a) the Company will pay the Holder an amount equal to the Investment Amount; or (b) this SAFE will convert into that number of Conversion Units equal to the quotient (rounded down to the nearest whole unit of member interest) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price.

2.3 Mechanics of Conversion.
(a) Financing Agreements. The Holder acknowledges that the conversion of this SAFE into Conversion Units pursuant to Section 2.1 may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Units, as well as registration rights, rights of first refusal and co-sale, and rights of first offer (collectively, the "**Financing Agreements**"). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.
(b) Certificates. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Units, the Company (at its expense) will deliver a true and correct copy of the Company's capitalization table reflecting the Conversion Units held by the Holder. The conversion of this SAFE pursuant to Section 2.1 and Section 2.2 may be made contingent upon the closing of the Next Equity Financing and Corporate Transaction, respectively.

3. Priority.

In the event of a Dissolution while this SAFE is outstanding, the Company will pay the Holder an amount equal to the Investment Amount (the "**Repayment**") immediately prior to, or concurrently with, the consummation of the Dissolution. The Company's obligation to make the Repayment will rank senior in right of payment to the Company's Class A Units.

4. No Rights as a Member.

The Holder is not entitled by virtue of holding this SAFE to be deemed a member of the Company or a holder of the Company's Class A Units for any purpose, nor will anything contained in this SAFE be construed to confer on the Holder, as such, any of the rights entitled to those who hold Class A Units until Conversion Units have been issued upon the terms described in this SAFE.

5. Representations and Warranties of the Company.

In connection with the transactions contemplated by this SAFE, the Company represents and warrants to the Holder as follows:

5.1 Due Organization; Qualification and Good Standing.
The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Washington and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2 Authorization and Enforceability.
Except for the authorization and issuance of the Conversion Units, all corporate action has been taken on the part of the Company and its managers, officers, and members necessary for the authorization, execution, and delivery of this SAFE. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this SAFE valid and enforceable in accordance with its terms.

5.3 Approval.
The Company's Board of Managers, in the exercise of its fiduciary duty, has approved the Company's execution of this SAFE based upon a reasonable belief that the Investment Amount provided by the Holder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company intends to use the Investment Amount primarily for the operations of its business, and not for any personal, family, or household purpose.

6. Representations and Warranties of the Holder.

In connection with the transactions contemplated by this SAFE, the Holder represents and warrants to the Company as follows:

6.1 Authorization.

The Holder has full power, authority, and the capacity to enter into this SAFE and to perform all obligations required to be performed by it. This SAFE, when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

6.2 Purchase Entirely for Own Account.
The Holder acknowledges that this SAFE is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder confirms by executing this SAFE, that this SAFE, the Conversion Units, and any Class A Units issuable upon conversion of the Conversion Units (collectively, the "**Securities**") will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's signature page), and not with a view to the resale or distribution of any part, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this SAFE, the Holder further represents that the Holder does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

6.3 Disclosure of Information; Non-Reliance.
The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.4 Investment Experience.
The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

6.5 Investor Status.
The Holder is qualified to invest in the Securities and is either (i) an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, or (ii) a sophisticated investor with sufficient knowledge and experience in financial and business matters, capable of evaluating the merits and risks of the investment in the Securities. The Holder agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities.

6.6 Restricted Securities.

The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed here. The Holder understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder's control, and which the Company is under no obligation, and may not be able, to satisfy.

6.7 No Public Market.
The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

6.8 No General Solicitation.
The Holder acknowledges that neither the Company nor any other person offered to sell the Securities to it by means of any form of general solicitation or advertising within the meaning of Rule 502 of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

6.9 Residence.
The Holder resides in the state identified in the address on the Investor Questionnaire completed by the Holder in conjunction with this SAFE.

6.10 Foreign Investors.
If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. The Holder's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction. The Holder acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

7. Miscellaneous.

7.1 Successors and Assigns.
Except as otherwise provided in this SAFE, the terms and conditions of this SAFE will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this SAFE without the written consent of the Holder. This SAFE is for the sole benefit of the parties to this SAFE and their respective successors and permitted assigns,

and nothing in this SAFE, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this SAFE.

7.2 Choice of Law; Waiver of Jury Trial.

This SAFE, and all matters arising out of or relating to this SAFE, whether in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflict of laws provisions to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New York. Each party waives its rights to a jury trial of any claim or cause of action based upon or arising out of this SAFE and these Securities. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including, without limitation, contract claims, tort claims (including negligence), breach of duty claims, and all other common law and statutory claims. This Section 7.2 has been fully discussed by each of the parties and these provisions will not be subject to any exceptions. Each party to this SAFE further represents and warrants that such party has had opportunity to review this waiver with its legal counsel, and that such party knowingly and voluntarily waives its jury trial rights following such opportunity to consult with legal counsel.

7.3 Counterparts.

This SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4 Headers, Titles, and Subtitles.

The headers, titles, and subtitles used in this SAFE are included for convenience only and are not to be considered in construing or interpreting this SAFE.

7.5 Notices.

All notices and other communications given or made pursuant to this SAFE will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email;

(c) seven days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses provided (or to such email address or other address as subsequently modified by written notice given in accordance with this Section 7.5).

7.6 No Finder's Fee.

Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee, or commission in connection with the transactions contemplated by this SAFE. The Holder agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this SAFE (and the costs and expenses of defending against such liability or asserted liability) for which the Holder or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold the Holder harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this SAFE (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees, or representatives is responsible.

7.7 Expenses.

Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this SAFE.

7.8 Attorneys' Fees.

If any action at law or in equity is necessary to enforce or interpret the terms of this SAFE, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.9 Entire Agreement; Amendments and Waivers.

This SAFE constitutes the full and entire understanding and agreement between the parties with regard to the SAFE. Any term of this SAFE may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder.

7.10 Severability.

If one or more provisions of this SAFE are held to be unenforceable under applicable law, such provisions will be excluded from this SAFE and the balance of the SAFE will be interpreted as if such provisions were so excluded and this SAFE will be enforceable in accordance with its terms.

7.11 Transfer Restrictions.

(a) "Market Stand-Off" Agreement. The Holder agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "**IPO**") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of common stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 7.11(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Holder only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock. Notwithstanding anything in this SAFE to the contrary (including, for the avoidance of doubt, Section 7.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7.11(a) and will have the right, power, and authority to enforce the provisions of this

SAFE as though they were a party to this SAFE. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7.11(a) or that are necessary to give further effect to this section.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7.11(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b) <u>Further Limitations on Disposition</u>. Without in any way limiting the representations and warranties set forth in this SAFE, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7.11(a) and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) the Holder has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Holder agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(c) <u>Legends</u>. The Holder understands and acknowledges that the Securities may bear the following legend:

> THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

7.12 Exculpation among SAFE Holders.

The Holder acknowledges that it is not relying upon any person, firm, or corporation, other than the Company and its managers and officers in their capacities as such, in making its investment or decision to invest in the Company. The Holder agrees that no other holder of SAFEs, nor the controlling persons, officers, directors, partners, agents, stockholders, or employees of any other holder of SAFEs, will be

liable for any action taken or not taken by any of them in connection with the purchase and sale of the Securities.

7.13 Acknowledgment.

For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of Class A Units of the Company as a result of any splits, recapitalizations, combinations, or other similar transactions affecting the Company's equity underlying the Conversion Units that occur prior to the conversion of this SAFE.

7.14 Further Assurances.

From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this SAFE and any agreements executed in connection with it.

7.15 Managers and Officers Not Liable.

In no event will any manager or officer of the Company be liable for any amounts due and payable pursuant to this SAFE.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Nhi Ha

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Nhi Ha